

Mail Stop 3561

October 15, 2008

Mr. George Kosanovich, Syntec Biofuel Inc.
c/o Mr. James Biagi
Monahan & Biagi, PLLC
701 Fifth Avenue, Suite 2800
Seattle, Washington 98104

> **Re:** **Syntec Biofuel**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Form 10-Q for the Period Ended March 31, 2008**
> **File No. 0-51932**

Dear Mr. Kosanovich:

We have reviewed your informal responses dated June 10, 2008, July 3, 2008, and July 23, 2008 and have the following additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 29, 2008. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Year Ended December 31, 2007

General

1. Please file as correspondence on EDGAR your response letters dated June 10, 2008, July 3, 2008, and July 23, 2008.

2. Your proposed revisions to your Form 10-K include an explanatory note above the table of contents. Please ensure that your explanatory note is accurate. In this regard, the explanatory note as currently proposed states that you have included the audit opinion for your previous auditors in your amendment; however, your draft amendment does not actually include this audit opinion.

Report of Independent Registered Public Accounting Firm, page 14

3.   We note your response to our prior comment 1. As indicated in our prior
        comment, since your current auditors' report refers to and relies upon the report
        of your previous auditors for periods prior to fiscal year 2006, which are included
        in the inception-to-date data in your financial statements, the separate report of
        your previous auditors covering the periods being relied upon should be included
        in your filing. We do not believe it is appropriate to provide a cross-reference to
        your December 31, 2005 Form 10-KSB containing your previous auditors' report
        to satisfy this requirement. Rather, you should obtain a re-issued report from
        your previous auditors, have your current auditors re-audit the periods being
        relied upon so that such reliance is no longer necessary, or you should
        demonstrate to us why you believe this requirement should be waived for your
        company, including demonstrating why obtaining a re-issued report from your
        previous auditors or having these periods re-audited by your current auditors is
        not feasible. Please note that the information provided to us to date has not
        demonstrated why obtaining a re-issued report from your previous auditors or
        having these periods re-audited by your current auditors is not feasible.

Item 8A. Controls and Procedures, page 30

4.   We note your response to our prior comment 2 and your proposed revisions in
        response to this comment. Please note that the requirement to provide
        management's conclusion on disclosure controls and procedures, as indicated in
        Item 307 of Regulation S-B, and the requirement to provide management's report
        on internal control over financial reporting, as indicated in Item 308T of
        Regulation S-B, are two separate disclosure requirements, each of which must
        fully comply with the guidance in Item 307 and 308T, respectively, of Regulation
        S-B. Your proposed revisions have combined these separate disclosure
        requirements in a manner that does not fully satisfy either Item 307 or Item 308T
        of Regulation S-B. Please revise to ensure that you provide all disclosures
        required under each of Item 307 and Item 308T of Regulation S-B.

Exhibits 31.1 and 31.2

5.   We note your response to our prior comment 3. Please revise your section 302
        certifications to use the exact form set forth under Item 601(b)(31) of Regulation
        S-B. Specifically, please ensure that paragraph 4(d) includes the parenthetical
        "(the small business issuer's fourth fiscal quarter in the case of an annual report)".

Form 10-Q for the Period Ended March 31, 2008

Item 4. Controls and Procedures, page 16

6.   We note your response to our prior comment 4, including your proposed revisions. As was indicated in our prior comment 1, any amendments must set forth the complete text of each item being amended. Therefore, your amendment to this Form 10-Q should include, at a minimum, an explanatory note; the complete text of Part I, Item 4 – Controls and Procedures; the complete text of Part II, Item 6 – Exhibits; and updated certifications. If your amendment does not include your financial statements, we will not object if you exclude paragraph 3 from your section 302 certifications; however, in all other aspects, the certifications should be in the exact form set forth under Item 601(b)(31) of Regulation S-K, including the parenthetical reference to the fourth fiscal quarter within paragraph 4(d).

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

If you have any questions regarding these comments, please direct them to the undersigned at (202) 551-3737.

Sincerely,

Jennifer Thompson
Accounting Branch Chief